UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

TABULA RASA HEALTHCARE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

873379 101

(CUSIP Number)

James W. McKenzie, Jr.

Jeffrey P. Bodle

Kevin S. Shmelzer

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

(215) 963 - 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 873379 101

1	Name of Reporting Persons Calvin H. Knowlton

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 969,094 shares (1)

	8	Shared Voting Power 49,836 shares (2)

	9	Sole Dispositive Power 969,094 shares (1)

	10	Shared Dispositive Power 49,836 shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,930 shares (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 5.3% (3)

14	Type of Reporting Person IN

(1) Consists of (a) 503,265 shares of Common Stock of the Company held directly by Dr. Calvin Knowlton, (b) 337,307 shares of unvested restricted Common Stock held directly by Dr. Calvin Knowlton, (c) 82,976 shares of Common Stock of the Company issuable upon the exercise of options within 60 days of December 8, 2017 by Dr. Calvin Knowlton, and (d) 45,546 shares of Common Stock of the Company held by The Knowlton Foundation, Inc., for which Dr. Calvin Knowlton serves as President and has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition thereof.

(2) Consists of (a) 4,290 shares of Common Stock of the Company held jointly by Drs. Calvin Knowlton and Orsula Knowlton and (b) 45,546 shares of Common Stock of the Company held by The Calvin and Orsula Knowlton Foundation, Inc., for which Drs. Calvin and Orsula Knowlton serve as Secretary and President, respectively.  Drs. Calvin and Orsula Knowlton have shared voting and investment power over these securities.

(3)  Based on 19,181,936 outstanding shares of Common Stock of the Company as of December 8, 2017, as set forth in the Prospectus Supplement (as defined below), giving effect to the issuance of 1,350,000 shares of Common Stock of the Company on December 8, 2017 pursuant to an underwritten public offering as described in the Prospectus Supplement.

CUSIP No. 873379 101

1	Name of Reporting Persons Orsula V. Knowlton

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 896,368 shares (1)

	8	Shared Voting Power 49,836 shares (2)

	9	Sole Dispositive Power 896,368 shares (1)

	10	Shared Dispositive Power 49,836 shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 946,204 shares (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 4.9% (3)

14	Type of Reporting Person IN

(1) Consists of (a) 550,349 shares of Common Stock of the Company held directly by Dr. Orsula Knowlton, (b) 267,268 shares of unvested restricted Common Stock issued to Dr. Orsula Knowlton and (c) 78,751 shares of Common Stock of the Company issuable upon the exercise of options within 60 days of December 8, 2017 by Dr. Orsula Knowlton.

(2) Consists of (a) 4,290 shares of Common Stock of the Company held jointly by Drs. Calvin Knowlton and Orsula Knowlton and (b) 45,546 shares of Common Stock of the Company held by The Calvin and Orsula Knowlton Foundation, Inc., for which Drs. Calvin and Orsula Knowlton serve as Secretary and President, respectively.  Drs. Calvin and Orsula Knowlton have shared voting and investment power over these securities.

(3)  Based on 19,181,936 outstanding shares of Common Stock of the Company as of December 8, 2017, as set forth in the Prospectus Supplement (as defined below), giving effect to the issuance of 1,350,000 shares of Common Stock of the Company on December 8, 2017 pursuant to an underwritten public offering as described in the Prospectus Supplement.

Explanatory Note

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Tabula Rasa HealthCare, Inc. (the “Company”), a Delaware corporation, and amends the initial statement on Schedule 13D filed on October 11, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on June 20, 2017 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. This amendment to Schedule 13D amends the disclosures in the text of Items 4, 5, 6 and 7 to update information about the Reporting Persons

Item 4.     Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On December 4, 2017, Dr. Calvin Knowlton entered into a Rule 10b5-1 Sales Trading Plan (the “Plan”) with Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”). The description of the Plan set forth in Item 6 below is incorporated herein by reference in its entirety. The transactions contemplated by the Plan will result in the disposition of securities of the Company as further described in Item 5 below.

On December 8, 2017, Drs. Calvin and Orsula Knowlton each sold 57,500 shares of Common Stock, at a price of $25.85 per share (after underwriting discounts and commissions), in an underwritten public offering (the “Offering”) as described in the prospectus supplement filed by the Company with the Securities and Exchange Commission on December 6, 2017 (the “Prospectus Supplement”).

Except for the Plan and the Offering, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) — (b)         Dr. Calvin Knowlton beneficially owns 1,018,930 shares of Common Stock of the Company, constituting 5.3% of the 19,181,936 outstanding shares of Common Stock of the Company as of December 8, 2017, as set forth in the Prospectus Supplement, giving effect to the issuance of 1,350,000 shares of Common Stock of the Company on December 8, 2017 pursuant to the Offering.  Dr. Orsula Knowlton beneficially owns 946,204 shares of Common Stock of the Company, constituting 4.9% of the 19,181,936 outstanding shares of Common Stock of the Company as of December 8, 2017, as set forth in the Prospectus Supplement, giving effect to the issuance of 1,350,000 shares of Common Stock of the Company on December 8, 2017 pursuant to the Offering.

Drs. Calvin and Orsula Knowlton are husband and wife, and may be deemed to beneficially own the shares of Common Stock of the Company beneficially owned by the other person.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by either Reporting Person that it is the beneficial owner of the shares of Common Stock beneficially owned by the other Reporting Person referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

Dr. Calvin Knowlton has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 969,094 shares of Common Stock of the Company, which consists of (i) 503,265 shares of Common Stock of the Company held directly by Dr. Calvin Knowlton, (ii) 337,307 shares of unvested restricted Common Stock held directly by Dr. Calvin Knowlton, (iii) 82,976 shares of Common Stock of the Company issuable upon the exercise of options within 60 days of December 8, 2017 by Dr. Calvin Knowlton, and (iv) 45,546 shares of Common Stock of the Company held by The Knowlton Foundation, Inc., for which Dr. Calvin Knowlton serves as President.

Dr. Orsula Knowlton has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 896,368 shares of Common Stock of the Company, which consists of (i) 550,349 shares of Common Stock of the Company held directly by Dr. Orsula Knowlton, (ii) 267,268 shares of unvested restricted Common Stock issued to Dr. Orsula Knowlton and (iii) 78,751 shares of Common Stock of the Company issuable upon the exercise of options within 60 days of December 8, 2017 by Dr. Orsula Knowlton.

Drs. Calvin and Orsula Knowlton have shared voting and investment power over 49,836 shares of Common Stock of the Company, which consist of (i) 4,290 shares of Common Stock of the Company held jointly by Drs. Calvin Knowlton and Orsula Knowlton and (ii) 45,546 shares of Common Stock of the Company held by The Calvin and Orsula Knowlton Foundation, Inc., for which Drs. Calvin and Orsula Knowlton serve as Secretary and President, respectively.

(c)

On December 7, 2017, Dr. Calvin Knowlton sold 8,000 shares of Common Stock at an average price per share of $27.72. The sales were pursuant to the Rule 10b5-1 Sales Trading Plan.

On December 8, 2017, Drs. Calvin and Orsula Knowlton each sold 57,500 shares of Common Stock, at a price per share of $25.85 (after underwriting discounts and commissions), in the Offering.

On December 20, 2017, The Calvin and Orsula Knowlton Foundation, Inc. sold 3,000 shares of Common Stock at an average price per share of $29.24. The sales were pursuant to a Rule 10b5-1 Sales Trading Plan.

On December 27, 2017, The Knowlton Foundation, Inc. sold 3,000 shares of Common Stock at an average price per share of $29.16. The sales were pursuant to a Rule 10b5-1 Sales Trading Plan.

On January 8, 2018, Dr. Calvin Knowlton sold 8,000 shares of Common Stock at an average price per share of $32.75. The sales were pursuant to the Rule 10b5-1 Sales Trading Plan.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company held by the Reporting Persons.

(e)           On December 8, 2017, Dr. Orsula Knowlton ceased to be the beneficial owner of more than five percent of the Company’s Common Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 4, 2017, Dr. Calvin Knowlton entered into the Plan with Merrill Lynch, providing for the sale of up to 96,000 shares of Common Stock, subject to the parameters of the Plan. All sales under the Plan are to be made in accordance with the terms, conditions and restrictions of the Plan and the Reporting Person shall not have any control, influence or authority over sales made pursuant to the Plan.

In connection with the underwritten sale of Common Stock described in Item 4 of this Amendment No. 2, Dr. Calvin Knowlton and Dr. Orsula Knowlton entered into an underwriting agreement with Piper Jaffray & Co. and Citigroup Global Markets Inc., as representatives of the several underwriters named therein, dated as of December 5, 2017 (the “Underwriting Agreement”), pursuant to which Dr. Calvin Knowlton and Dr. Orsula Knowlton each sold 57,500 shares of Common Stock at a price of $25.85 per share (after underwriting discounts and commissions). Pursuant to the Underwriting Agreement, Dr. Calvin Knowlton and Dr. Orsula Knowlton also each entered into a lock up agreement (the “Lock Up Agreement”) pursuant to which they agreed to customary restrictions on sales of securities for 75 days following the date of the Prospectus Supplement, subject to certain exceptions specified therein. The Underwriting Agreement is filed as Exhibit C hereto.

Except for the Plan, the Underwriting Agreement and the Lock Up Agreement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to any securities of the Company, including but not limited to transfer of voting of any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

C.                        Underwriting Agreement, dated December 5, 2017, by and among Tabula Rasa HealthCare, Inc., the Selling Stockholders named therein, and Piper Jaffray & Co. and Citigroup Global Markets Inc., acting as representatives of the several Underwriters named therein (incorporated by reference to Exhibit 1.1 of the Current Report on Form 8-K filed by Tabula Rasa HealthCare, Inc. with the Securities and Exchange Commission on December 6, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2018

/s/ Calvin H. Knowlton
Calvin H. Knowlton

/s/ Orsula V. Knowlton
Orsula V. Knowlton